December 10, 2010

VIA EDGAR TRANSMISSION, FAX TO 202-772-9369 AND REGULAR MAIL

Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 7010
100 F Street,  N.E.
Washington, D.C.  20549-7010

Attention:  Mr. Jay Ingram, Legal Branch Chief

Re:      American Biltrite Inc.
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed March 31, 2010
Definitive 14A Filed April 1, 2010
File No.  001-04773

Ladies and Gentlemen:

This letter sets forth the responses of American Biltrite Inc., a Delaware corporation (“American Biltrite” or the “Company”), to the comments of the staff of the Securities and Exchange Commission (the “Staff”) set forth in the Staff’s letter dated November 29, 2010 (the “Comment Letter”), regarding the above-referenced Annual Report on Form 10-K and Definitive 14A.  For the convenience of the Staff, we have set forth in this letter (in italics) each of the Staff’s comments that were included in the Comment Letter, including the numbering thereof, and the response to each particular comment included herein appears immediately after the applicable comment.

Form 10-K for the Fiscal Year Ended December 31, 2009

Narrative Description of Business, page 5

Raw Materials, page 6

1.	In future filings, please disclose the names of your principal suppliers pursuant to Item 101(h)(4)(v) of Regulation S-K.

Response:

Item 101(h)(4)(v) of Regulation S-K requires disclosure of the names of a smaller reporting company's principal suppliers to the extent material to an understanding of the smaller reporting company.  The Company obtains its supplies of raw materials from multiple sources, pursuant to arrangements that do not require the Company to purchase any minimum amounts and which arrangements the Company may terminate at any time without an obligation to pay any related termination fee or penalty.  Although the Company does purchase some of its raw materials from a single source or supplier, it believes that alternative sources of supply for those materials exist and could be obtained on relatively similar commercial terms.  As such, the Company currently does not consider the disclosure of the names of its principal suppliers to be material to an understanding of the Company.  In future filings, the Company will disclose the names of its principal suppliers as may be required by Item 101(h)(4)(v) of Regulation S-K.

Securities and Exchange Commission
December 10, 2010

The Company previously owned a majority equity interest in Congoleum Corporation (“Congoleum”).  Effective as of July 1, 2010, Congoleum’s plan of reorganization under the United States Bankruptcy Code became effective.  By operation of that plan, American Biltrite’s ownership interest in Congoleum was cancelled effective July 1, 2010, and Congoleum ceased to be a subsidiary of American Biltrite at that time.  Accordingly, Congoleum’s sources of supply would not be relevant for purposes of Item 101(h)(4)(v) of Regulation S-K for American Biltrite’s future filings.

Competition, page 7

2.	In future filings, please disclose your competitive position in the industry pursuant to Item 101(h)(4)(iv) of Regulation S-K.

Response:

The businesses in which the Company competes include various products, some having multiple functions and uses across industries, including industries in which the Company does not compete, and numerous participants of various sizes.  The Company is not aware of any third party source that consistently provides rankings of competitive position in the industries in which the Company competes or sufficient information that would allow the Company to accurately assess its precise competitive position.  Further, the Company does not itself have access to that type of information, including detailed and verified information regarding all of its competitors’ sales in the particular industries in which the Company competes, nor is the Company aware of that information being reasonably available to it.  Item 101(c)(x) of Regulation S-K requires, where material, that a registrant identify its competitive position, “if known or reasonably available to the registrant.”  Although the need for the information to be known or reasonably available in order for a company to be required to disclose its competitive position is not similarly expressly included in Item 101(h)(4)(iv) of Regulation S-K, presumably, it would apply, particularly in light of the Staff’s announced purposes to ease reporting burdens for smaller reporting companies; otherwise, the reporting obligations for smaller reporting companies would be more onerous than for non-smaller reporting companies in this regard.

For future filings, the Company will continue to consider whether it may provide, and if so, will provide, additional information regarding competition matters in its industries that would help readers better assess the Company’s general competitive position if that would be material to an understanding of the Company.

Securities and Exchange Commission
December 10, 2010

Patents and Trademarks, page 8

3.	In future filings, please disclose the duration of your patents, trademarks and licenses. See Item 101(h)(4)(vii) of Regulation S-K.

Response:

The Company currently owns two patents.  The Company does not currently consider either of those patents to be material to it.  As such, the Company does not consider specific disclosure of the duration of its patents to be material to an understanding of the Company and respectfully suggests that such disclosure not be required by the Staff to be included in the Company’s future filings.

The Company does own many trademarks.  The Company’s trademarks have an indefinite duration, which generally continue in effect as long as the Company continues to use the trademarks and timely registers their renewal with the applicable governmental body or agency, as may be required.  As such, the Company does not consider specific disclosure of the duration of its trademarks to be material to an understanding of the Company and respectfully suggests that such disclosure not be required by the Staff to be included in the Company’s future filings.

The Company’s license agreements have various durations.  In future filings, the Company will disclose the duration of its license agreements to the extent material to an understanding of the Company, consistent with Item 101(h)(4)(vii) of Regulation S-K.

Key Customers, page 8

4.
We note that two customers of Congoleum accounted for over 10% of your sales for the year ended December 31, 2009.  In future filings, please file your material agreements with these two customers as exhibits pursuant to Item 601(b)(10) or tell us why you are not required to do so.

Response:

As noted above, effective as of July 1, 2010, by operation of the Congoleum plan of reorganization, American Biltrite’s ownership interest in Congoleum was cancelled, and Congoleum ceased to be a subsidiary of American Biltrite at that time.  Consequently, the results of reorganized Congoleum will not be included in the consolidated results of the Company subsequent to June 30, 2010, and neither the Company nor any of its subsidiaries are party to nor bound by any agreement relating to those Congoleum customer sales.  As a result, any such agreements are not material to the Company, and thus, the Company would not be required to file them as exhibits pursuant to Item 601(b)(10) of Regulation S-K.

Securities and Exchange Commission
December 10, 2010

Item 5. Market for Registrant’s Common Equity and Related Security Holder Matters, page 28

5.
Please place the equity compensation plan information disclosure required by Item 201(d) of Regulation S-K under Item 12 of Form 10-K rather than Item 5 of Form 10-K.  For your reference, please see the instructions to Item 12 of Form 10-K and the staff’s no-action letter issued to the American Bar Association on January 30, 2004.
(http://www.sec.gov/divisions/corpfin/cf-noaction/aba013004.htm).

Response:

In future filings, the Company will place the equity compensation plan information disclosure required by Item 201(d) of Regulation S-K under Item 12 of Form 10-K rather than Item 5 of Form 10-K.

Exhibit Index, page 122

6.
We note that Exhibit 10(18) is not incorporated by reference to the Form 8-K filed on June 19, 2009.  Exhibit 10(18) is found in the Form 8-K filed on July 7, 2009.  In future filings, please revise the reference to Exhibit 10(18) and review the citations to your remaining exhibits.

Response:

In future filings, the Company will revise the reference to Exhibit 10(18) and review the citations in its remaining exhibits.

Definitive Proxy Statement

Board of Directors Role in Risk Oversight, page 11

7.	In future filings, please revise to provide the disclosure required by Item 407(h) of Regulation S-K.

Response:

In future filings, the Company will provide the disclosure required by Item 407(h) of Regulation S-K.

Board of Directors Committees, page 11

8.
We note disclosure in the fourth paragraph on page 12 that the number of audit committee meetings held during 2009 is set forth in the Audit Committee Report.  We note no disclosure of this information in the Audit Committee Report.  Please tell us where this disclosure is located and if it is not disclosed, please tell us the number of audit committee meetings held during 2009 and confirm to us that you will include this information in future filings.

Securities and Exchange Commission
December 10, 2010

Response:

The disclosure of the number of Audit Committee meetings held in 2009 appears in the last sentence of the third paragraph of the Audit Committee Report on page 13 of the proxy statement.

As requested by the Staff, the Company acknowledges that:

1.	The Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Securities and Exchange Commission;

2.
Staff comments or changes to disclosure in response to Staff comments to the Company’s filings with the Securities and Exchange Commission do not foreclose the Securities and Exchange Commission from taking any action with respect to such filings; and

3.	The Company may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

* * * * * * * * *
If you have any questions regarding the foregoing, please do not hesitate to contact me at:  781-237-6655.

Sincerely,

American Biltrite Inc.

/s/ Howard N. Feist

Howard N. Feist
Vice President Finance and
Chief Financial Officer

cc:  Sherry Haywood, Staff Attorney